April 12, 2019

Steven J. McGarry
Executive Vice President and Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, Delaware 19713

       Re: SLM Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           Form 8-K filed February 11, 2019
           File No. 001-13251

Dear Mr. McGarry:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 11, 2019

Exhibit 99.1, page 16

1. We note the disclosures provided on slide 17 relating to the impact of CECL and the discussion of the quantitative build to the allowance disclosed by your CFO at the conference on February 12, 2019 but were unable to locate this information in your Form
      10-K filed February 28, 2019. Please revise to include this information in future filings, beginning with your Form 10-Q for the quarter ended March 31, 2019, consistent with
      SAB Topic 11:M.
 Steven J. McGarry
SLM Corporation
April 12, 2019
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at 202-551-3452 or John Nolan at 202-551-3492, if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameSteven J. McGarry                       Sincerely,
Comapany NameSLM Corporation
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Corporation Finance
April 12, 2019 Page 2                                     Office of Financial
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